PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 20, 1995)


$25,000,000


THE EMPIRE DISTRICT ELECTRIC COMPANY
FIRST MORTGAGE BONDS, 7.20% SERIES DUE 2016

The New Bonds offered hereby (the "Bonds") will mature on December 1, 2016 and are not redeemable prior to maturity. Interest on the Bonds is payable semi-annually on each June 1 and December 1, beginning June 1, 1997.


   The Bonds will be issued and registered only in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York ("DTC"), as registered owner of all the Bonds. Principal and interest payments on the Bonds will be made to DTC. Individual purchases will be made only in book-entry form (as described herein). Purchasers of such book-entry interests in the Bonds will not receive physical delivery of bond certificates and must maintain an account with a broker, dealer or bank that participates in DTC's book-entry system. See "Certain Terms of the Bonds -- Book-Entry System," herein.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 -----------------------------------------------------------------------------


                     Price to           Underwriting             Proceeds to
                     Public(1)          Discount                 Company(2)
Per Bond............ 100.000%           .875%                    99.125%
Total .............. $25,000,000        $218,750                 $24,781,250


 -----------------------------------------------------------------------------


(1) Plus accrued interest, if any, from December 10, 1996 to date of delivery.
(2) Before deducting expenses payable by the Company estimated to be $140,000.

The Bonds are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Bonds are being offered by the Underwriter as set forth under "Underwriting" herein. It is expected that the Bonds will be delivered in book-entry form only, on or about December 10, 1996, through the facilities of DTC.

---------------------------------
SALOMON BROTHERS INC
--------------------------------------------------------------------------------

The date of this Prospectus Supplement is December 2, 1996.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE BONDS HEREBY OFFERED AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             SUMMARY INFORMATION

   The information set forth below should be read in conjunction with, and is qualified in its entirety by, the detailed information contained in, and the financial statements incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus.

                                 THE OFFERING

Issuer...................... The  Empire  District  Electric  Company,  a Kansas
                             corporation.

Securities Offered.......... $25,000,000  aggregate  principal  amount  of First
                             Mortgage Bonds, 7.20% Series due 2016.

Interest Payment  Dates..... Semi-annually,  on  each  June  1 and  December  1, beginning June 1, 1997.

Use  of  Proceeds........... To be added to the  Company's  general  funds which will be used to repay short-term indebtedness or for expenses incurred in connection with the Company's construction program.

                      CERTAIN SUMMARY FINANCIAL INFORMATION

INCOME STATEMENT DATA:

                                         TWELVE MONTHS
                                       ENDED SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                                             -----------------------------
                                          1996                1995        1994       1993
                                          ----                ----        ----       ----
                                                     (IN THOUSANDS EXCEPT RATIOS)
Operating Revenues ...................  $203,171            $192,838    $177,757   $168,439
Operating Income .....................    35,047              33,151      32,005     29,291
Net Income............................    20,584(1)           19,798(1)   19,683     15,936
Ratio of Earnings to Fixed Charges
(2) ..................................      3.03x               2.90x       3.16x      2.73x

CAPITALIZATION OF THE COMPANY AT SEPTEMBER 30, 1996:

                                                        ACTUAL                AS ADJUSTED (3)
                                               ------------------------- -------------------------
                                                 AMOUNT     PERCENTAGE     AMOUNT     PERCENTAGE
                                               ----------- ------------- ----------- -------------
                                                        (ALL DOLLAR AMOUNTS IN THOUSANDS)
First Mortgage Bonds Not Due Within One Year   $194,634     44.2%        $219,634     47.2%
Preferred Stock..............................    32,902      7.5           32,902      7.1
Common Stock Equity .........................   213,010     48.3          213,010     45.7
                                               ----------- ------------- ----------- -------------
  Total Capitalization.......................  $440,546    100.0%        $465,546    100.0%

----------

(1) Reflects a pre-tax charge of approximately $4.6 million for certain one-time costs associated with the Company's voluntary early retirement program.

(2) For the purpose of computing this ratio, earnings consist of net income (including allowances for funds used during construction) plus current and deferred income taxes, deferred investment tax credits and fixed charges. Fixed charges consist of interest charges (before reduction for allowances for funds used during construction), amortization of debt expense and debt discount and premium, and the interest factor of rental expense.

(3)  Adjusted to reflect the issuance of the Bonds. See "Use of Proceeds."

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the Bonds, after deducting the underwriting discount and estimated offering expenses, are expected to be approximately $24.6 million. The net proceeds from the offering will be added to the Company's general funds which will be used to repay short-term indebtedness or for expenses incurred in connection with the Company's construction program. At September 30, 1996, the Company had outstanding approximately $20.5 million of short-term indebtedness bearing interest at an average rate of 5.52% per annum. For further information with respect to the Company's construction program and capital requirements, reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and other documents incorporated by reference.


                          CERTAIN TERMS OF THE BONDS

   The following information concerning the Bonds supplements and should be read in conjunction with the statements under "Description of the New Bonds" in the accompanying Prospectus.

GENERAL

   The Bonds  will be issued as a new  series of the  Company's  First  Mortgage
Bonds under the Mortgage (as defined in the accompanying Prospectus) as supplemented by the Twenty-Eighth Supplemental Indenture to be dated as of December 1, 1996.

   The  Mortgage  does  not  contain  any  covenant  or  other   provision  that
specifically is intended to afford holders of Bonds special protection in the event of a highly leveraged transaction.

INTEREST AND MATURITY

   The Bonds will bear interest at the rate per annum shown on the cover page hereof, payable semi-annually on June 1 and December 1, beginning June 1, 1997. Interest will be paid to the person in whose name a Bond is registered at the close of business on the May 15 or November 15 next preceding each semi-annual interest payment date. The Bonds will mature December 1, 2016 and will be limited to a principal amount of $25,000,000.

REDEMPTION

   The Bonds are not subject to redemption prior to maturity. There is no sinking fund applicable to any outstanding series of bonds and the Twenty-Eighth Supplemental Indenture will not provide a sinking fund for the Bonds.

BOOK-ENTRY SYSTEM

   DTC will act as securities depository for the Bonds. The Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Bond (the "Global Bond") certificate will be issued for the Bonds, in the aggregate principal amount of $25,000,000, and will be deposited with DTC.

   The Company understands that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

   Purchases of Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of each Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Bonds, except in the event that use of the book-entry system for the Bonds is discontinued.

   To facilitate subsequent transfers, all Bonds deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices will be sent to Cede & Co. If less than all of the Bonds are being redeemed, DTC's practice is to determine by lot the amount of the Bonds of each Direct Participant to be redeemed.

   Neither DTC nor Cede & Co. will consent or vote with respect to the Bonds. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the relevant record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Principal and interest payments on the Bonds will be made to DTC. DTC has advised the Company and the Principal Trustee (as defined in the accompanying Prospectus) that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Direct Participants with such payment in amounts proportionate to their respective beneficial interests in the Global Bond as shown on the records of DTC. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustees (as defined in the accompanying Prospectus) or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Principal Trustee; disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the
Beneficial   Owners  will  be  the   responsibility   of  Direct  and   Indirect
Participants.

   DTC may discontinue providing its services as securities depository with respect to the Bonds at any time by giving reasonable notice to the Company or the Principal Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Bond certificates are required to be printed and delivered.

   The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Bond certificates will be printed and delivered.

   Beneficial Owners should consult with the Direct Participant or Indirect Participant from whom they purchased a book-entry interest to obtain information concerning the system maintained by such

Direct Participant or Indirect Participant to record such interests, to make payments and to forward notices of redemption and other information.

   Neither the Company nor either Trustee have any responsibility or liability for any aspects of the records or notices relating to, or payments made on account of, book-entry interest ownership, or for maintaining, supervising or reviewing any records relating to that ownership.

                                 UNDERWRITING

   Subject to the terms and conditions of a purchase agreement (the "Purchase Agreement") between the Company and Salomon Brothers Inc (the "Underwriter"), the Underwriter has agreed to purchase and the Company has agreed to sell an aggregate of $25,000,000 principal amount of the Bonds.

   The Purchase Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent. The Underwriter will be obligated to purchase the entire principal amount of the Bonds if any of the Bonds are purchased.

   The Company has been advised by the Underwriter that it proposes initially to offer the Bonds to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.50% of the principal amount of the Bonds. The Underwriter may allow and such dealers may reallow a concession not in excess of 0.25% of the principal amount of the Bonds to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

   The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the Underwriter may be required to make in respect thereof.

   There is at present no trading market for the Bonds. The Underwriter is not obligated to make a market in the Bonds, and the Company cannot predict whether a trading market for the Bonds will develop or, if developed, will be maintained. The Company does not intend to apply for listing of the Bonds on a national securities exchange.

                                LEGAL MATTERS

   Certain legal matters in connection with the Bonds are being passed upon by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson & Flaherty, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel, New York, New York, counsel for the Company. Certain legal matters are being passed upon for the underwriters or purchasers by Thompson Coburn, St. Louis, Missouri. Cahill Gordon & Reindel is relying as to matters of Kansas law upon the opinion of Anderson, Byrd, Richeson & Flaherty, as to matters of Missouri law (except as to matters relating to the approval of the Missouri Public Service Commission) upon the opinion of Spencer, Scott & Dwyer, P.C. and as to matters relating to the approval of the Missouri, Arkansas and Oklahoma public utility commissions upon the opinion of Brydon, Swearengen & England, Professional Corporation.

                                   EXPERTS

   The statements of law and legal conclusions made under "Description of the New Bonds--Security" in the accompanying Prospectus have been reviewed by Spencer, Scott & Dwyer, P.C. and are included in reliance upon the authority of that firm as experts. As of November 27, 1996, members of Spencer, Scott & Dwyer, P.C. held an aggregate of 6,675 shares of the Company's Common Stock.

   The audited financial statements and financial statement schedule of the Company incorporated in this Prospectus Supplement and the accompanying Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer,  salesperson, or any other                $25,000,000
person  has been  authorized  to give
any   information   or  to  make  any
representations   other   than  those
contained    in    this    Prospectus
Supplement   or  the   Prospectus  in
connection  with the offer  contained
in this Prospectus Supplement and the
Prospectus  and,  if  given  or made,
such  information or  representations             THE EMPIRE DISTRICT
must  not be  relied  upon as  having             ELECTRIC COMPANY
been authorized by the Company or the
Underwriter.  Neither the delivery of
this  Prospectus  Supplement  and the
Prospectus    nor   any   sale   made
hereunder     shall,     under    any
circumstances, create any implication
that  there has been no change in the
affairs of the Company since the date
hereof.  This  Prospectus  Supplement
and the  Prospectus  are not an offer
to sell or a solicitation of an offer
to   buy   any    security   in   any
jurisdiction  in which it is unlawful             FIRST MORTGAGE BONDS,
to make such offer or solicitation.               7.20% SERIES DUE 2016

          ----------------

         TABLE OF CONTENTS


                                  PAGE
                               -------
         Prospectus Supplement

Summary Information ...............S-2
Use of Proceeds ...................S-3
Certain Terms of the Bonds ........S-3
Underwriting ......................S-5
Legal Matters .....................S-5
Experts ...........................S-5

              Prospectus

Available Information .............. 2
Incorporation of Certain
 Documents by Reference ............ 2
The Company ........................ 3
Use of Proceeds .................... 3         ----------------------
Description of the New Preferred                  SALOMON BROTHERS INC
 Stock.............................. 3            ------------------------
Description of the New Bonds ....... 6
Plan of Distribution ............... 9            PROSPECTUS SUPPLEMENT
Legal Matters ......................10
Experts.............................10            DATED DECEMBER 2, 1996